ACCEPTANCE INSURANCE COMPANIES INC.
SCHEDULE II
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
DECEMBER 31, 2001 AND 2000
BALANCE SHEETS (Parent Company Only)
(In Thousands)

ASSETS	2001	2000
Fixed maturities available-for-sale, at fair value	$ 4,476	$ 4,008
Cash and short-term investments	7,279	5,212
Restricted short-term investments	27,860	33,050
Receivables, net	253	654
Intercompany receivables	-	252
Surplus note receivables from subsidiaries	20,000	40,000
Investments in subsidiaries	192,409	167,924
Other assets	12,261	8,264
	$ 264,538	$ 259,364
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued liabilities	$ 7,731	$ 1,420
Intercompany payable	4,028	-
Company-obligated mandatorily redeemable Preferred Securities of AICI Capital Trust, holding solely Junior Subordinated Debentures of the Company	94,875	94,875
Total liabilities	106,634	96,295
Common stock subject to redemption	2,629	2,588
Stockholders' equity:		
Preferred stock, no par value, 5,000,000 shares authorized, none issued	-	-
Common stock, $.40 par value, 40,000,000 shares authorized; 15,663,503 and 15,547,853 shares issued	6,265	6,219
Capital in excess of par value	199,600	199,112
Accumulated other comprehensive income (loss), net of tax	(1,009)	(4,365)
Retained earnings (accumulated deficit)	(20,676)	(11,621)
Common stock subject to redemption	(2,629)	(2,588)
Treasury stock, at cost, 1,209,520 shares	(26,047)	(26,047)
Contingent stock, 20,396 shares	(229)	(229)
Total stockholders' equity	155,275	160,481
	$ 264,538	$ 259,364

ACCEPTANCE INSURANCE COMPANIES INC.

SCHEDULE II - (Continued)
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

The Company aggregates cash and short-term investments with maturity dates of three months or less from the date of purchase for purposes of reporting cash flows.

Included in the Net Investment Income is $1.8 million, $3.6 million and $5.4 million of interest income on surplus notes from subsidiaries for the years ended December 31, 2001, 2000 and 1999 respectively.

Cash payments for interest were $8.5 million, $8.5 million and $9.0 million during the years ended December 31, 2001, 2000, and 1999, respectively.